UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

FTE NETWORKS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share

Series H Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

Common Stock: 86723M304

Series H Preferred Stock: Not Applicable
(CUSIP Number)

Mr. Brian P. McMahon
101 Horseshow Road
Millneck, New York 11765
Telephone: (917) 796-8220

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:

Pryor Cashman, LLP
7 Times Square
New York, New York 10036
Attn: Eric M. Hellige, Esq.
Telephone: (212) 326-0846

July 2, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86723M304	SCHEDULE 13D	Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Brian McMahon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization:
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
713,026 shares of Common Stock owned directly and beneficially by Mr. McMahon.
67 shares of Series H Preferred Stock owned directly and beneficially by Mr. McMahon, which represents 67% of the outstanding shares of Series H Preferred Stock. (1)
	8.	Shared Voting Power:
0
	9.	Sole Dispositive Power:
713,026 shares of Common Stock owned directly and beneficially by Mr. McMahon.
67 shares of Series H Preferred Stock owned directly and beneficially by Mr. McMahon. (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
713,026 shares of Common Stock.
67 shares of Series H Preferred Stock. (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11):
3.49% of the outstanding shares of Common Stock.
67% of the outstanding shares of Series H Preferred Stock. (1)
14.	Type of Reporting Person (See Instructions)
IN

* Percentage calculated based on 20,455,262 shares of Common Stock outstanding as of July 2, 2019.

(1) The Series H Preferred Stock entitles the holders, voting separately as a class, to vote 51% of the total number of votes cast by all classes of the Issuer’s capital stock. The Series H Preferred Stock is perpetual, but is not convertible into Common Stock or redeemable and is not entitled to any distribution.

CUSIP No. 86723M304	SCHEDULE 13D	Page 3 of 4

Item 1 of this Schedule 13D is amended to add the following:

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”) and the Series H Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”), of FTE Networks, Inc., a Nevada corporation (“FTE” or the “Issuer”). The Issuer’s principal executive offices are located 237 West 35th Street, Suite 806, 10001.

Item 3 of this Schedule 13D is amended to add the following:

On July 2, 2019, the Issuer entered into an Agreement to Exchange Series A and Series A-1 Convertible Preferred Stock for Series H Preferred Stock (the “Exchange Agreement”), with the Reporting Person. The Exchange Agreement provided for the exchange by the Reporting Person of 1,351 shares of the Issuer’s Series A Preferred Stock, par value $0.01 (the “Series A Preferred Stock”) and 197 shares of the Issuer’s Series A-1 Convertible Preferred Stock, par value $0.01 (the “Series A-1 Preferred Stock”) for 67 shares of Series H Preferred Stock.

The Reporting Person acquired the Series A Preferred Stock and Series A-1 Preferred Stock on July 2, 2019 as partial consideration for restructuring certain of the Reporting Person’s promissory notes pursuant to the Issuer’s debt restructuring, as further described in the Current Report on Form 8-K filed by the Issuer on June 14, 2019 and the Current Report on Form 8-K to be filed by the Issuer on or about July 8, 2019.

The foregoing description of the Exchange Agreement is not complete and is qualified in its entirely by reference to the full text of such agreement which is referenced as Exhibit 1 to this Statement.

Item 4 of this Schedule 13D is amended to add the following:

The shares of the Issuer’s Series H Preferred Stock acquired by the Reporting Person were acquired pursuant to the Exchange Agreement referred to in Item 3 hereto. The purpose of the transaction is described in Item 3 hereto. The information set forth in Item 3 is hereby incorporated in this Item 4 by reference.

The Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5 of this Schedule 13D is amended to add the following:

The information set forth in Item 3 and Item 4 is hereby incorporated by reference into this Item 5. The Reporting Person is the beneficial owner of an aggregate of 67 shares of Series H Preferred Stock, which shares represent 67% of the outstanding shares of Series H Preferred Stock of the Issuer. The Reporting Person has the sole power to vote and to dispose of all of such shares.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1.	Agreement to Exchange Series A and Series A-1 Convertible Preferred Stock for Series H Preferred Stock, dated as of July 2, 2019, by and between the Issuer and the Reporting Person.

CUSIP No. 86723M304	SCHEDULE 13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2019

/s/ Brian McMahon